

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2012

<u>Via E-mail</u>
A. Greig Woodring
President and Chief Executive Officer
Reinsurance Group of America, Incorporated
1370 Timberlake Manor Parkway
Chesterfield, Missouri 63017

Re: Reinsurance Group of America, Incorporated
 Form 10-K for the Fiscal Year Ended December 31, 2011
 Filed February 29, 2012
 File No. 001-11848

Dear Mr. Woodring:

We have reviewed your filing and have the following comments.

Please respond to this letter within 10 business days by amending your filing or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 8. Financial Statements and Supplementary Data</u>
<u>Notes to Consolidated Financial Statements</u>

<u>Note 2 Summary of Significant Accounting Policies</u>
<u>Recognition of Revenues and Related Expenses, page 87</u>

1. You disclose ranges of guaranteed interest rates for your interest sensitive contracts. Please revise your MD&A to include disclosure that quantifies the distribution of each of your interest sensitive account values within each range.

<u>Note 11. Financial Condition and Net Income on a Statutory Basis - Significant Sudsidiaries-(Unaudited), page 124</u>

2. With respect to your statutory disclosures please amend your filing to address the following:

- The disclosure in this Note is required by ASC 944-505-50 and is thus required to be audited. Please revise your filing to include the information on an audited basis.
- Disclose the statutory capital and surplus necessary to satisfy regulatory requirements in each jurisdiction pursuant to ASC 944-505-50-1.
- You state that "The total capital and surplus positions of the Company's primary life reinsurance legal entities exceed the capital requirements of the applicable regulatory bodies." Please clarify what is meant by "the Company's primary life reinsurance legal entities". Explain why you have not provided an analysis for all your reinsurance legal entities.
- Please tell us why the disclosures in ASC 944-505-50-2 through 50-6 are not required or revise to provide the required disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant